
05008464

131

82- SUBMISSIONS FACING SHEET

Follow-up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Arisawa Manufacturing Co

*CURRENT ADDRESS

PROCESSED
JUN 01 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4620 FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dlw

DAT : 6/1/05

April 26, 2005

Fiscal Year Ending March 31, 2005
Closing Announcement (Consolidation)

Name of Listed Company: Arisawa Manufacturing Co., Ltd.

Listed on the 1st Section of Tokyo Stock Exchange

Code No.:	5208	Prefecture where Head Office is located
(URL http://www.arisawa.co.jp/)		Niigata Prefecture
Representative:	President and CEO: Sanji Arisawa	
Contact Person:	Operating Officer: Tetsuro Iizuka	TEL: (025) 524-7101
Date of Board of Directors Meeting for Closing:	April 26, 2005	
Adoption of US accounting standards:	None	

ARLS – 3-31-05

1. Consolidated Results for Fiscal Year Ending March 31, 2005 (From April 1, 2004 to March 31, 2005)

(1) Consolidated Operating Results

(Note) Indicated by rounding off an amount less than 1 million yen

	Sales		Operating profit		Ordinary profit	
	(million yen)	%	(million yen)	%	(million yen)	%
Fiscal Year Ending March 31, 2005	57,552	18.3	9,873	31.1	11,132	33.4
Fiscal Year Ending March 31, 2004	48,629	31.4	7,532	69.8	8,345	58.2

	Current net profit		Current net profit per share	Fully diluted current net profit per share	ROE	Ordinary profit ratio of gross capital	Ordinary profit ratio of sales
	(million yen)	%	(Yen, Sen)	(Yen, Sen)	%	%	%
Fiscal Year Ending March 31, 2005	7,156	38.9	216.83	215.15	18.7	19.8	19.3
Fiscal Year Ending March 31, 2004	5,150	65.1	173.17	171.78	16.0	17.0	17.1

(Note)
1) Equity method investment income: Fiscal Year Ending March 31, 2005: 994 million yen, Fiscal Year Ending March 31, 2004: 897 million yen
2) Average number of shares during the period (consolidation): Fiscal Year Ending March 31, 2005: 32,967,858 shares; Fiscal Year Ending March 31, 2004: 29,716,442 shares
3) Change in accounting method: None
4) Indication of percentage of sales, operating profit, ordinary profit and current net profit shows the rate of increase or decrease against the previous year.

(2) Consolidated Financial Condition

	Total assets	Shareholder equity	Equity ratio	Shareholder equity per share
	(million yen)	(million yen)	%	(Yen, Sen)
Fiscal Year Ending March 31, 2005	58,768	41,431	70.5	1,251.92
Fiscal Year Ending March 31, 2004	53,410	35,101	65.7	1,174.57

(Note) Number of outstanding shares at the end of period (consolidation): Fiscal Year Ending March 31, 2005: 33,087,776 shares; Fiscal Year Ending March 31, 2004: 29,880,543 shares

(3) Status of Consolidated Cash Flow

	Cash flow from operating activities	Cash flow from investment activities	Cash flow from financing activities	Closing balance of cash and cash equivalents
	(million yen)	(million yen)	(million yen)	(million yen)
Fiscal Year Ending March 31, 2005	5,435	Δ 2,994	Δ 914	6,036
Fiscal Year Ending March 31, 2004	5,934	Δ 6,914	Δ 285	4,503

(4) Scope of Consolidation and Matters related to Application of Equity Method
Number of consolidated subsidiaries: 6 companies, Number of non-consolidated subsidiaries to which equity method is applied: 0, Number of affiliated companies to which equity method is applied: 6 companies

(5) Scope of Consolidation and Changes in Application of Equity Method
Consolidation (New) 0 company, (Exclusion) 0, Equity method (New) 1, (Exclusion) 0

2. Expected Consolidated Results for Fiscal Year Ending March 31, 2006 (From April 1, 2005 to March 31, 2006)

	Sales	Ordinary profit	Current net profit
	(million yen)	(million yen)	(million yen)
Interim Term	26,200	4,450	2,700
Full year	57,700	10,600	6,700

(Reference) Expected current net profit per share (Full year) 184 yen 08 sen
(Note) Calculated based on the predicted number of shares of 36,396,553 after a stock split.

* The above projections were made based on the available information as of the date of announcement, while future results may differ due to various factors.

Present Conditions of Business Group

Our Group (filing company and the affiliated companies of the filing company) is comprised of the Company, 12 subsidiaries and 8 affiliated companies. The Group manufactures and sells electronic materials, display materials, electric insulation materials, and industrial application structural materials. It is also developing business activities, including sales and distribution of goods related to each business and sales of other services and sporting goods.

Positioning and relationship to each segment by business category of our group are as follows. In this regard, the classification of two businesses, "Manufacture and sales business of industrial materials, etc." and "Other businesses" are the same as the segment information by business category set forth in "Segment Information."

(1) Manufacture and Sales of Industrial Materials, etc.

1) Electronic materials

The Company carries out manufacture and sales of base materials for flexible and rigid printed-wiring boards, etc., to be used as electronic materials and Arisawa Fiber Glass Co., Ltd., one of our subsidiaries conducts manufacture of glass cloth for printed-wiring boards. ARISAWA MANUFACTURING (DALIAN) CO., LTD., one of our subsidiaries was incorporated mainly for the post-process of materials for flexible printed-wiring boards and an affiliated company, Taiflex Scientific Co., Ltd. manufactures and sells the products.

2) Display Materials

The Company manufactures and sells Fresnel lenses and anti-reflection plates for projection TVs, and Arisawa PG Co., Ltd., a subsidiary, develops special optical glasses and Asuna Co., Ltd., a subsidiary, sells three-dimensional display equipment. Polatechno Co., Ltd., an affiliated company, manufactures and sells polarizing plates for liquid crystal displays, etc., Scala Co., Ltd. manufactures and sells optical equipment for the medical field, Colorlink Japan Co., Ltd. manufactures and sells special optical films and DDD Group plc develops and sells 3D contents and hardware.

3) Electric Insulation Materials

Arisawa Fiber Glass Co., Ltd., a subsidiary, manufactures glass cloth tapes used as electric insulation materials and the Company sells these while other subsidiary Arisawa Sogyo Co., Ltd. and an affiliated company, Tochio Nakajin Shosen, Ltd. manufacture these products.

The Company manufactures and sells pre-preg for electric insulation and Arisawa Jushi Kogyo Co., Ltd., one of our subsidiaries also carries out manufacturing.

4) Industrial application structural materials

While the Company manufactures and sells FW molded products used as industrial application structural materials, and honeycomb panels and pre-preg, etc., for aircraft, Arisawa Sogyo Co., Ltd., a subsidiary, and, Shinano Co., Ltd. an affiliated company manufacture drawing molded products and FRP ski sheets, etc.

5) Others

Related products set forth in 3) and 4) in the above are sold by the Company and also by Arisawa Kenhan Co., Ltd., a subsidiary.

(2) Other Businesses

Eagle Co., Ltd., a subsidiary, operates a driving range, Arisawa Sporting Goods Co., Ltd. sells sporting goods and Kei Ski Garage Ltd. manufactures and sells sporting goods.

The above matters shall be shown by a business activities diagram.

(Business Activities Diagram)



Electronic materials
Taiflex Scientific Co., Ltd.
ARISAWA MANUFACTURING (DALIAN) CO.,LTD.
Arisawa Fiber Glass Co., Ltd.
Electric insulation materials
Arisawa Jushi Kogyo Co., Ltd..
Tochio Nakajin Shosen, Ltd.
Arisawa Sogyo Co., Ltd.
Industrial application structural materials
Shinano Co., Ltd.
Ryoyu Kogyo Co., Ltd.
Arisawa Manufacturing Co., Ltd. (Manufacture and sales)
Arisawa PG Co., Ltd.
Polatechno Co., Ltd.
Scala Co., Ltd.
Colorlink Japan Co., Ltd.
Asuna Co., Ltd.
DDD Group plc
Display materials
Arisawa Kenhan Co., Ltd.
Other industrial materials
Eagle Co., Ltd.
Arisawa Sporting Goods Co., Ltd.
Kei Ski Garage, Ltd.
NB Optic, Co., Ltd.
Other Businesses
Transactions of products, etc.
Other Businesses
Consolidated subsidiary
Non-consolidated subsidiary
Affiliated company for which equity method has been applied
Affiliated company for which equity method has not been applied

(Note) Arisawa Sporting Goods Co., Ltd. is an indirectly owned subsidiary in which Arisawa Jushi Kogyo Co., Ltd. has invested.

Corporate Policy

The Company has implemented the following corporate policies, based on the philosophy of "creation, innovation and challenge."

I. To reform ourselves under a sense of crisis.

II. To promote business differentiation through speedy actions, anticipating changes in the market.

III. To formulate a new business foundation through bold ideas and an aggressive approach.

Based on its corporate policy, the Company aims at creating corporate value and increasing shareholder value through improvements in customer satisfaction levels, increased speed in new product development and strengthening profitability via thorough cost reductions.

Basic Policy for Profit Distribution

Regarding the dividend policy of the Company, profit returns to all shareholders are a top priority of management. We will continue profit distribution coupled with consolidated results and pay out dividends to the extent possible, taking into consideration performance and financial requirements. With respect to internal reserves, the Company will appropriate capital for research and development and capital investment for business expansion, etc., in order to increase profits for our shareholders in the future. Specifically speaking, the amount of capital investment in FY 2005 was 4,598 million yen and in FY 2006, it is estimated to reach 2,000 million yen.

In order to secure shareholder-oriented management, improvement in liquidity of shares of the Company and expansion of investors, a resolution was adopted at a meeting of the board of directors held on February 17, 2005, which will split, as of May 20, 2005, 1 stock into 1.1 stocks (free issue) to shareholders as of March 31, 2005. This is the sixth consecutive implementation of a split since FY 2000.

Target Management Index

Our target management index is set out for mid and long-term as follows: a new product sales ratio exceeds 50%, ordinary profit is of more than 15% and ROE (Return on Equity) is of more than 12%.

Mid and Long-Term Corporate Strategy

The Company invested business resources in the two fields of materials for flexible printed-wiring boards and Fresnel lenses, which used to be niche markets, and has built up a robust management foundation. The competition has become much tougher, however, as the market has expanded. We will continue thorough cost reductions and product improvements in these fields as well as focusing on early development of our next core products.

Tasks to be Tackled by the Company

Our Group is promoting the following as our tasks to be tackled in order to achieve the aforementioned management strategy earlier and more securely.

1) To concentrate business resources in the fields of electronics materials and displays to aim at early development of our next core products.
2) To promote proactive technical tie-ups to attempt early start of developed products.
3) To strongly promote the Arisawa Production System to realize thorough cost reductions.
4) To aim at utilizing a network system and promoting reinforcement of mobility through anticipation and sharing of information.

Basic Idea of Corporate Governance and Implementation Status of the Measures

"Basic Idea of Corporate Governance"

Our Group aims to gather highly accurate information in order to carry out expeditious decision-making. To achieve this objective, we believe it is desirable to have a management system of a selected few appointed directors as required minimum number. We have also introduced an outside directors system to incorporate the opinions of the outside and the board of directors is a forum for chief decision making. In implementation of business activities, we have introduced an operating officers system.

In order to improve communications with our shareholders and investors, we have carried out active and expeditious disclosure activities, including a closing presentation meeting, company briefing, etc.

"Implementation Status of Corporate Governance"

(1) Present Status of Management Organization concerning Decision Making and Execution and Supervision of Corporate Affairs and Other Corporate Governance System

1) Classification as to whether a committee has been established or an auditor system has been adopted.
Auditor system has been adopted.

2) Appointment Status of Outside Directors and Outside Auditors
Outside directors are two (part-time) out of nine directors. Outside auditors are three out of three auditors (out of which part-time auditors are two)

3) Assignment of Full-time staff to Outside Auditors
General Affairs Department, General Affairs Group is handling this matter.

4) Mechanism of Business Execution and Supervision
In addition to the regular and extraordinary meetings of the board of directors held each month, while we carry out efficient business execution through the standing officers meeting held each month, and information exchange in the mornings every two days, auditors conduct an audit of the business performance of directors.

5) Mechanism of Internal Control
Under the President, four divisions of sales, manufacture, technology and administration are carrying out efficient internal checks and are also conducting regular internal audits through the internal audit office.

6) Status of Third Parties, including Attorneys and Accounting Audit Corporations, etc.
The Company has entered into a legal counsel contract with the Toshiaki Kawakami Law Firm and receives legal advice, when appropriate. The Company receives an ordinary business audit through the Shin Nihon Audit Corporation, which is an accounting auditor.

(2) Summary of Human Relations, Capital Relations or Transaction Relations and Other Interests between the Company and Outside Directors and Outside Auditors

One outside director among the two is an advisor to clients of the Company and the clients are also our shareholders.

Two auditors among three auditors are full-time auditors of our client banks and the client banks are also our shareholders.

Business Results

As for economic conditions in the current consolidated accounting period, the economy has generally been on a recovery track due to improvements in corporate profits and expansion in capital investment in conjunction with this, but since last autumn, due to a slow-down in exports and a sharp rise in oil prices, the business environment has progressed under more severe conditions.

In our related industries, while they progressed rather favorably in the first half, demand largely declined in the second half due to inventory adjustments of IT related products.

In the full-year, in the electronics materials field, supply of materials for information related equipment, including digital cameras and mobile phones increased. In the display materials field, demand for projection TVs in the US and Chinese markets increased and in the optical film materials field, supply of materials has grown due to an increase in LCD projectors. In the electric insulation materials field and industrial application structural materials field, sales have progressed almost at the same level as the previous period.

Under such circumstances, our Group has concentrated business resources in electronic materials and display materials as well as accelerated development of new products, along with allocating business resources more efficiently and implementing thorough cost reductions. As a result, consolidated sales of the Company reached 57,552 million yen (increase of 18.3% over the previous year). Regarding profits, operating profits totaled 9,873 million yen (increase of 31.1% over the previous year) and ordinary profit reached 11,132 million yen (increase of 33.4% over the previous year) while net profit was 7,156 million yen (increase of 38.9% over the previous year).

Sales of the parent company only recorded 54,149 million yen a (19.6% increase over the previous year). By business segment, in the electronic materials field, revenues have increased 27.8% over the previous year. In the display materials field, revenues have increased 17.7% over the previous year. In the electric insulation materials field, revenues increased 2.5% over the previous year. In the industrial application structural materials field, revenues decreased 2.1% from the previous year and the revenues of related products recorded a 30.0% decrease from the previous year. With respect to profits, operating profit was 9,072 million yen (increase of 30.0% over the previous year), ordinary profit was 9,658 million yen (increase of 33.2% over the previous year) and net profit reached 6,003 million yen (increase of 40.6% over the previous year).

Net Sales by Segment (Non-consolidation)

(Unit: Indicated by rounding down less than one million yen)

	Year ended March 31, 2004		Year ended March 31, 2005		Rate of increase or decrease against the previous year
	Amount	Composition ratio	Amount	Composition ratio	
Electronic materials	22,771	50.3%	29,095	53.7%	27.8%
Display materials	16,022	35.4%	18,858	34.8%	17.7%
Electric insulation materials	2,990	6.6%	3,064	5.7%	2.5%
Industrial application structural materials	2,478	5.5%	2,427	4.5%	Δ2.1%
Related products	1,003	2.2%	702	1.3%	Δ30.0%
Total	45,267	100.0%	54,149	100.0%	19.6%

Performance Forecast

In related industries of the Company, it is expected that it will take some time for inventory adjustments, however demand will gradually recover from the second quarter. As for the forecast of consolidated results for the full-year, we expect net sales of ¥57,700 million (increase of 0.3% over the previous period), and for profits, ordinary profit of ¥10,600 million (decrease of 4.8% from the previous period) and net profit of ¥6,700 million (decrease of 6.4% from the previous period).

Regarding the parent only, we expect net sales of ¥54,500 million (increase of 0.6% over the previous period), ordinary profit of ¥9,000 million (decrease of 6.8% from the previous period) and net profit of ¥5,400 million (decrease of 10.1% from the previous period). We have set an exchange rate of 105 yen against the dollar.

Financial Condition

(Current Assets)

Notes and accounts receivable increased by ¥1,311 million (11.8%) in connection with the increase in net sales. Inventories increased by ¥1,926 million (35.9%) as a result of advance procurement of raw materials to make a quick response to the recovery in demand.

(Fixed Assets)

Tangible fixed assets increased by ¥1,907 million (11.6%) as a result of enhancement of facilities to respond to the increase in receipt of orders for electronic materials and display materials.

(Current Liabilities)

Current liabilities decreased by ¥1,065 million (6.0%) due to the decrease in reserve for bonuses and income tax payable, etc.

(Stockholder's Equity)

Capital and capital surplus increased by ¥220 million respectively due to the exercise of stock options. Earned surplus increased by ¥5,866 million (26.8%) due to favorable performance.

Cash Flow

Cash and cash equivalents (hereinafter referred to as "Funds") increased by ¥1,532 million from the previous consolidated accounting period to ¥6,036 million due to a refund of fixed deposits, in addition to the increase in net profits before taxes. Conditions of each cash flow and the factors are as follows.

(Cash Flow from Operating Activities)

In operating activities, profit before tax increased due to the expansion of business results, however Funds inflow decreased by ¥498 million from the previous consolidated accounting period due to the increase in inventories and corporate income tax, etc.

(Cash Flow from Investment Activities)

In investment activities, funds outflow was ¥2,994 million due to the increase in refunds of fixed deposits and decrease in deposits, which resulted in a decrease of outflow of ¥3,920 million from the previous consolidated accounting period.

(Cash Flow from Financing Activities)

In financing activities, funds outflow increased by ¥628 million from the previous consolidated accounting period to ¥914 million due to the increase in payment of dividends and decrease in the exercise of stock options.

1 . Consolidated Financial Statement

(1) Consolidated Balance Sheet

Item	Previous consolidated fiscal year (As of March 31, 2004)			Current consolidated fiscal year (As of March 31, 2005)		
	Amount (Thousands of yen)		Com-position ratio (%)	Amount (Thousands of yen)		Com-position ratio (%)
(Assets)						
I. Current Assets						
1. Cash and deposits		9,937,818			8,656,246	
2. Trade notes & Accounts receivable		11,078,677			12,390,082	
3. Securities		160,652			–	
4. Inventories		5,368,251			7,295,008	
5. Deferred taxable assets		1,078,364			566,239	
6. Others		403,902			756,688	
Allowance for doubtful accounts		Δ21,327			Δ17,240	
Total Current Assets		28,006,338	52.4		29,647,024	50.5
II. Fixed Assets						
1. Tangible Fixed Assets						
(1) Buildings & Structures	12,183,975			14,134,821		
Accumulated depreciation	6,316,555	5,867,419		6,835,617	7,299,204	
(2) Machinery, equipment and delivery equipment	17,642,308			20,406,290		
Accumulated depreciation	11,363,271	6,279,036		13,188,530	7,217,760	
(3) Tools and fixture	1,370,961			1,455,063		
Accumulated depreciation	1,150,833	220,128		1,215,903	239,160	
(4) Land		1,567,699			1,550,970	
(5) Construction in progress		2,501,584			2,036,394	
Total Tangible Fixed Assets		16,435,869	30.8		18,343,489	31.2
2. Intangible Fixed Assets		154,637	0.3		124,710	0.2
3. Investments and Other Assets						
(1) Investment securities		8,409,763			9,991,527	
(2) Long-term loans		75,888			291,580	
(3) Deferred taxable assets		157,928			104,049	
(4) Others		191,618			291,734	
Allowance for doubtful accounts		Δ21,589			Δ25,519	
Total Investment and Other Assets		8,813,609	16.5		10,653,372	18.1
Total Fixed Assets		25,404,115	47.6		29,121,571	49.5
Total Assets		53,410,454	100.0		58,768,595	100.0

Item	Previous consolidated fiscal year (As of March 31, 2004) Amount (Thousands of yen)		Com-position ratio (%)	Current consolidated fiscal year (As of March 31, 2005) Amount (Thousands of yen)		Com-position ratio (%)
(Liabilities)						
I. Current Liabilities						
1. Trade notes payable & Accounts payable		10,233,968			11,277,858	
2. Short-term loans		196,000			196,000	
3. Income taxes, etc. payable		2,262,484			1,782,214	
4. Reserve for bonuses		1,853,978			1,049,324	
5. Others		3,356,640			2,532,405	
Total Current Liabilities		17,903,073	33.5		16,837,803	28.7
II. Fixed Liabilities						
1. Long term loans		10,000			4,000	
2. Deferred taxable liabilities		83,919			205,056	
3. Reserve for retirement granting allowance		154,614			36,223	
4. Reserve for officers' retirement bonus		136,816			—	
5. Consolidated adjustment account		4,281			3,211	
6. Others		15,938			250,597	
Total Fixed Liabilities		405,571	0.8		499,089	0.8
Total Liabilities		18,308,644	34.3		17,336,892	29.5
(Shareholders' Equity)						
I. Capital		6,802,636	12.7		7,023,219	12.0
II. Capital surplus		5,914,708	11.1		6,135,250	10.4
III. Earned surplus		21,931,537	41.1		27,798,452	47.3
IV. Other revaluation balance of securities		550,945	1.0		614,988	1.0
V. Exchange rate adjusting accounts		Δ37,079	Δ0.1		Δ17,951	Δ0.0
VI. Treasury Stocks		Δ60,939	Δ0.1		Δ122,255	Δ0.2
Total Shareholders' Equity		35,101,810	65.7		41,431,703	70.5
Liabilities, Minority Interest & Shareholders' Equities		53,410,454	100.0		58,768,595	100.0

(2) Consolidated Profit and Loss Statement

Item	Previous consolidated fiscal year (From April 1, 2003 to March 31, 2004)			Current consolidated fiscal year (From April 1, 2004 to March 31, 2005)		
	Amount (Thousand of yen)		Ratio (%)	Amount (Thousand of yen)		Ratio (%)
I. Sales		48,629,342	100.0		57,552,139	100.0
II. Cost of Goods Sold		37,293,195	76.7		43,570,828	75.7
Gross Profit on Sales		11,336,147	23.3		13,981,311	24.3
III. Selling, General & Admin. Expenses						
1. Freight and packaging cost	828,356			976,118		
2. Wage allowances	971,217			604,775		
3. Bonus	–			510,436		
4. Transfer to reserve for bonus	400,511			227,586		
5. Transfer to retirement wage allowance	73,721			54,052		
6. Transfer to officers' retirement allowance	27,972			3,320		
7. Others	1,502,158	3,803,938	7.8	1,731,922	4,108,212	7.1
Operating profit		7,532,208	15.5		9,873,098	17.2
IV. Non-operating Income						
1. Interest received	24,310			21,780		
2. Dividend received	45,018			44,684		
3. Amortization of consolidated adjustment account	1,070			1,070		
4. Profit on equity method	897,443			994,514		
5. Rent income	126,556			123,106		
6. Others	182,292	1,276,691	2.6	213,558	1,398,714	2.4
V. Non-operating Expenses						
1. Interest paid	5,387			1,948		
2. Exchange losses	98,778			–		
3. Reserve against defaults	129,920			28,396		
4. Loss on disposal of inventories	110,447			–		
5. Loss on sale of accounts receivable	–			18,892		
6. Rent payment	57,362			57,666		
7. Others	61,830	463,726	1.0	32,133	139,037	0.3
Ordinary Profit		8,345,173	17.1		11,132,776	19.3
VI. Extraordinary Profits						
1. Profit on sale of investment securities	156,744			40,708		
2. Reversal of allowance for doubtful receivables	176			–		
3. Profit on sale of fixed assets	–			67,251		
4. Refund of fixed assets tax	–	156,920	0.3	33,969	141,929	0.2
VII. Extraordinary Loss						
1. Investment valuable securities appraisal loss	303,375			–		
2. Retirement loss of fixed assets	34,284			6,277		
3. Golf-course-membership depreciation loss	–			10,310		
4. Others	258	337,919	0.7	1,433	18,021	0.0
Net profits before taxes, etc.		8,164,174	16.7		11,256,684	19.5
Income taxes, inhabitant taxes and business taxes payable	3,528,333			3,456,290		
Adjusted amount of income taxes, etc.	Δ515,092	3,013,240	6.1	643,588	4,099,878	7.1
Net Profits		5,150,934	10.6		7,156,806	12.4

(3) Consolidated Surplus Statement

Item	Previous consolidated fiscal year (From April 1, 2003 to March 31, 2004) Amount (Thousand of yen)		Current consolidated fiscal year (From April 1, 2004 to March 31, 2005) Amount (Thousand of yen)	
(Capital surplus)				
I. Balance at the beginning of the period		5,491,071		5,914,708
II. Adjustment of capital surplus				
1. New share issue by capital increase	423,637	423,637	220,541	220,541
III. Balance of the end of the period		5,914,708		6,135,250
(Earned surplus)				
I. Balance of earned surplus at the beginning of the period		17,437,129		21,931,537
II. Earned surplus increase amount				
1. (Current) net profit	5,150,934	5,150,934	7,156,806	7,156,806
III. Earned surplus decrease amount				
1. Dividends	616,236		1,284,863	
2. Bonuses for directors	40,290	656,526	5,028	1,289,891
IV. Balance of the end of the period		21,931,537		27,798,452

(4) Consolidated Cash Flow Statements

Item	Previous consolidated fiscal year (From April 1, 2003 to March 31, 2004) Amount (Thousand of yen)	Current consolidated fiscal year (From April 1, 2004 to March 31, 2005) Amount (Thousand of yen)
I. Cash flow from operating activities:		
Net profit before tax, etc.	8,164,174	11,256,684
Depreciation costs	1,988,868	2,620,755
Amortization of consolidated adjustment account	Δ1,070	Δ1,070
Profit on equity method	Δ897,443	Δ994,514
Sale of investment securities	Δ156,744	Δ40,708
Profit or loss on sale of fixed assets	258	Δ67,251
Refund of fixed assets tax	—	Δ33,969
New share issuance expenses	7,071	4,592
Retirement loss of tangible fixed assets	34,284	6,277
Revaluation loss of investment securities	303,375	1,433
Golf-course-membership depreciation loss	—	10,310
Exchange gains/losses	98,778	Δ9,865
Increase/(decrease) in reserves of retiring officers bonuses	Δ32,236	3,320
Increase/(decrease) in reserves for bonuses	760,221	Δ804,654
Increase/(decrease) in reserves for retirement allowance	Δ137,098	Δ118,390
Increase/(decrease) in provisions for doubtful accounts	Δ1,141	Δ156
Interest received and dividend received	Δ69,329	Δ66,464
Interest paid	5,387	1,948
(Increase)/decrease in accounts receivables	Δ2,370,585	Δ1,342,305
(Increase)/decrease in inventories	Δ1,134,252	Δ1,926,756
Increase/(decrease) in trade payable	1,803,147	1,043,889
Increase/(decrease) in consumption tax, etc. payable	25,425	139,220
(Increase)/decrease in other assets	2,347	Δ268,476
Increase/(decrease) in other debts	236,892	Δ275,083
Officers bonuses	Δ40,290	Δ5,028
Subtotal	8,590,042	9,133,736
Interest and dividends received	250,757	330,552
Interest paid	Δ5,045	Δ1,942
Corporate income tax, etc. paid	Δ2,901,522	Δ4,026,360
Cash flow from operation activities	5,934,232	5,435,985
II. Cash flow from investment activities		
Expenses for deposits in fixed accounts	Δ5,770,000	Δ2,150,000
Income from refunds of fixed deposit	4,099,700	5,124,996
Expenses to acquire tangible fixed assets	Δ5,212,834	Δ5,018,714
Income from sale of tangible fixed assets	308	97,523
Expenses to purchase investment securities	Δ491,704	Δ1,098,991
Income from sale of investment securities	621,838	222,867
Expenses of lending	Δ250,385	Δ276,361
Income from collection of loans	191,669	107,062
Others	Δ103,438	Δ2,725
Cash flow from investing activities	Δ6,914,846	Δ2,994,341

Item	Previous consolidated fiscal year (From April 1, 2003 to March 31, 2004)	Current consolidated fiscal year (From April 1, 2004 to March 31, 2005)
	Amount (Thousand of yen)	Amount (Thousand of yen)
III. Cash flow from financing activities		
Net decrease in sort-term loans	Δ432,000	–
Expenses of repayment of long-term loans	Δ39,000	Δ6,000
Proceeds from equity issues	840,494	436,531
Expense by acquisition of treasury stock	Δ38,854	Δ61,316
Dividends paid	Δ615,944	Δ1,283,276
Cash flow from financing activities	Δ285,304	Δ914,061
IV. Conversion differences in cash and cash equivalents	Δ3,812	5,190
V. Increase/(decrease) in cash and cash equivalents	Δ1,269,731	1,532,772
VI. Cash and cash equivalents at start of the term	5,773,168	4,503,437
VII. Cash and cash equivalents at end of the term	4,503,437	6,036,210

Underlying Substantial Matters for Preparation of Consolidated Financial Statements

(1) Matters related to the Scope of Consolidation

1) Number of Consolidated Subsidiaries: 6

Arisawa Kenhan Co., Ltd., Arisawa Jushi Kogyo Co., Ltd., Arisawa Sogyo Co., Ltd., Arisawa Sporting Goods Co., Ltd., Arisawa Fiber Glass Co., Ltd., Eagle Co., Ltd.

2) Number of Non-consolidated Subsidiaries: 6

NB Optic, Co., Ltd., Howa Sangyo Ltd., Kei Ski Garage Ltd., Arisawa PG Co., Ltd., ARISAWA MANUFACTURING (DALIAN) CO., LTD., Asuna Co., Ltd.

3) The reasons for exclusion of non-consolidated subsidiaries from consolidation

Non-consolidated subsidiaries are excluded from consolidation because each is a small business and none of the total aggregated assets, sales, net income (equity amount) and surplus (equity amount) have substantially affected the consolidated financial statements.

(2) Matters related to Application of Equity Method

1) Number of affiliated companies to which equity method applies: 6

Polatechno Co., Ltd., Shinano Co., Ltd., Taiflex Scientific Co., Ltd., Scala Co., Ltd. and Colorlink Japan Co., Ltd., DDD Group plc

2) Regarding non-consolidated subsidiaries (NB Optic, Co., Ltd. and other five subsidiaries) and affiliates (Ryoyu Kogyo Co., Ltd. and other one company), to which the equity method was not applied, as the impact of exclusion from application of the equity method on the consolidated financial statements is slight and they are not significant as a whole, in terms of net income (equity amount) and earned surplus (equity amount), these were excluded from application of the equity method.

3) Among the companies to which the equity method applies, with respect to companies whose closing date is different from the consolidated closing date, we have used financial statements of the accounting period of each company.

(3) Matters concerning the Date of Closing of Accounts of Consolidated Subsidiaries, etc.

Closing date of consolidated subsidiaries is the same as the consolidated closing date except for that of Arisawa Sporting Goods, Co., Ltd. The closing date of both companies is the last day of January, and in preparation of the consolidated financial statements, we have used the financial statements as of the same day. With respect to significant transactions that have occurred between the consolidated closing date and the said date we have adjusted for matters necessary for consolidation.

(4) Matters concerning Accounting Standards

1) Appreciation Standards and Method for Substantial Assets

a) Securities:

Other securities:

* Securities for which market value is available:

Marked to market based on the market price, etc., of the closing day (valuation difference was treated by direct transfer by the capital method and cost of products sold has been calculated by the periodic average method)

* Securities for which market value is not available:

Valued by the periodic average method at cost

b) Derivatives: Mark to market method

c) Inventories:

Products, commodities, semi-finished goods, and goods in process:

These are mainly valued at cost by the FIFO method, but 2 companies among the consolidated subsidiaries are valued at cost by the periodic average method.

Raw materials and purchased supplies:

Periodic average method is used at cost.

2) Depreciation Method of Substantial Depreciable Assets

a) Tangible fixed assets:

Fixed percentage method:

With respect to the buildings acquired after April 1, 1998 (excluding the annexed facilities of the building), fixed amount method has been applied. Major service life shall be as follows.

Building and Structure:	10 year - 31 years
Machinery/Equipment and Vehicle:	4 years - 9 years

b) Intangible fixed assets:

Fixed amount method:

With respect to software for internal use, the fixed amount method on the basis of service life (5 years) in-company has been applied.

3) Allocation of Standards for Substantial Allowances

a) Reserve for doubtful accounts:

In preparation for losses from credit loss, we have appropriated an uncollectible amount at an actual bad debt ratio for general credits, and by considering possible individual collectibility as for special credits such as doubtful loans.

b) Reserve for bonuses:

In preparation for the bonuses to be paid to employees, we have appropriated an amount for the current accounting period based on the estimated amount of payment.

c) Reserve for retirement benefits:

In preparation for the payment of retirement bonuses to employees, we have appropriated an amount deemed to accrue based on the estimated amount of retirement benefits liabilities and pension assets at the end of current consolidated fiscal year.
Mathematical calculation differences are treated by recording in accordance with the fixed amount method the proportional amount for the fixed period of five (5) years within the

average remaining employment years of employees at accrual of each consolidated fiscal year as expenses in the following consolidated fiscal year of accrual.

d) Reserve for officer retirement bonuses:

In order to prepare for the payment of officer retirement bonuses at the time of retirement of officers, the submitting Company has appropriated provisions for retirement bonuses under the bylaws, however it abolished the officer retirement bonus scheme in June 2004 by a resolution adopted at the 56th ordinary general meeting of shareholders.

With respect to officer retirement bonuses for the term until June 2004, bonuses will be paid at the time of retirement of each officer and these are stated in "Others" of fixed liabilities.

4) Treatment of Substantial Lease Transactions

Finance lease transactions other than those for which ownership is deemed fully transferred to the lessee are treated pursuant to accounting standards in the manner as applied to ordinary lease transactions.

5) Methods of Important Hedge Accounting

a) Method of hedge accounting

Appropriation of foreign currency transactions

b) Means and subject of hedge

By exchange contract of currencies, we avoid exchange fluctuations of foreign currency transactions and used it as a means of determining acquisition price.

c) Hedge policy

We employ hedge to the extent of subject liabilities for improvement of financial account balance.

d) Method of evaluating effectiveness of hedge

We determine the effectiveness based on the fluctuation amount by comparing the accumulated amount of market fluctuations of subject of hedge and means of hedge during the period from the start of hedge to the time of determining the effectiveness.

6) Other Underlying Substantial Matters for Preparation of Consolidated Financial Statements

a) Treatment of deferred assets:

Expenses for shares issued are all treated as expenses where incurred.

b) Accounting treatment of consumption tax, etc.:

Accounting treatment of consumption tax adopts pretax method.

(5) Matters concerning Valuation of Assets and Liabilities of Consolidated Subsidiaries

For valuation of assets and liabilities of consolidated subsidiaries, we have adopted the full mark to market method.

(6) Matters concerning Depreciation of Consolidated Adjustment Account

Consolidated adjustment account is equally depreciated for five years.

(7) Matters concerning Treatment of Items of Profit Appropriation

Statement of consolidated surplus was prepared on the basis of profit appropriation determined during the consolidated accounting period.

(8) Scope of Funds in Consolidated Interim Statement of Cash Flow

The funds are cash, demand deposits that can be withdrawn at any time and short-term investments which can easily be converted into cash that carry only a small risk in price fluctuations and a maturity date which will arrive within 3 months from the date of acquisition.

Explanatory Notes on Financial Statements

	(Previous consolidated Fiscal Year)	(Current consolidated Fiscal Year)
(1) Those concerning non-consolidated subsidiaries and affiliated companies:		
Investment securities (stocks):	5,650,817 thousand yen	7,365,555 thousand yen
Others (Investments and other assets) (Contributions):	15,940 thousand yen	16,390 thousand yen
(2) Assets pledged as collateral:	5,350,444 thousand yen	4,648,245 thousand yen
(3) Guaranteed obligations:	34,000 thousand yen	–

(Note) Guaranteed obligations at the end of previous consolidated accounting period are joint guarantees with Nippon Kayaku Co., Ltd. and other two companies.

(4) Relationship between the balance of cash and cash equivalents at end of year and amount of items listed on the consolidated balance sheet.:

	(Previous consolidated Fiscal Year)	(Current consolidated Fiscal Year)
Cash and deposits:	9,937,818 thousand yen	8,656,246 thousand yen
Time deposits over 3 months of depositing period:	Δ5,595,032 thousand yen	Δ2,620,036 thousand yen
Securities (MMF):	160,652 thousand yen	–
Cash and cash equivalents:	4,503,437 thousand yen	6,036,210 thousand yen

Other Matters Noted

(1) Segment Information

[Segment Information by Business Category]

Previous Consolidated Fiscal Year (From April 1, 2003 to March 31, 2004)

	Manufacture and sale of industrial materials (thousand yen)	Other businesses (thousand yen)	Total (thousand yen)	Extinguishment or all companies (thousand yen)	Consolidation (thousand yen)
I Sales and Operating Profit					
Sales					
(1) Sales to outside customers	47,975,015	654,326	48,629,342	–	48,629,342
(2) Inter-segmental internal sales or transfers	27,114	–	27,114	(27,114)	–
Total	48,002,130	654,326	48,656,456	(27,114)	48,629,342
Operating Expenses	40,499,820	622,867	41,122,687	(25,553)	41,097,134
Operating Income	7,502,310	31,459	7,533,769	(1,561)	7,532,208
II Assets, depreciation and capital expenditure					
Assets	51,489,435	923,552	52,412,988	997,466	53,410,454
Depreciation	1,970,527	18,340	1,988,868	–	1,988,868
Capital expenditure	5,263,213	3,867	5,267,080	–	5,267,080

(Note) 1. Segmentation of Businesses

Company businesses are segmented, taking into consideration product lines and similarity of related markets.

2. Major products classified into each business category

Business Category	Major Products, etc.
Manufacture and sale of industrial materials, etc.	Manufacture and sale of electronic materials, display materials, electric insulation materials and applied industrial structure materials, and purchase and sale of related products
Other Businesses	Management of golf training courses, and purchase and sale of sports and recreation equipment

3. Among assets, the amount of all companies, which have been included in the extinction or items of all the companies, was ¥1,654,619 thousand. Major items among them are long-term investment funds (investment securities) and assets pertinent to the administrative department, etc., of the filing company.

Current Consolidated Fiscal Year (From April 1, 2004 to March 31, 2005)

	Manufacture and sale of industrial materials (thousand yen)	Other businesses (thousand yen)	Total (thousand yen)	Extinguishment or all companies (thousand yen)	Consolidation (thousand yen)
I Sales and Operating Profit Sales					
(1) Sales to outside customers	57,025,693	526,446	57,552,139	–	57,552,139
(2) Inter-segmental internal sales or transfers	12,954	–	12,954	(12,954)	–
Total	57,038,647	526,446	57,565,094	(12,954)	57,552,139
Operating Expenses	47,155,101	533,539	47,688,640	(9,598)	47,679,041
Operating Income	9,883,546	Δ7,092	9,876,454	(3,355)	9,873,098
II Assets, depreciation and capital expenditure					
Assets	56,847,161	835,977	57,683,138	1,104,654	58,787,793
Depreciation	2,605,383	15,371	2,620,755	–	2,620,755
Capital expenditure	4,598,470	330	4,598,800	–	4,598,800

(Note) 1. Segmentation of Businesses

Company businesses are segmented, taking into consideration product lines and similarity of related markets.

2. Major products classified into each business category

Business Category	Major Products, etc.
Manufacture and sale of industrial materials, etc.	Manufacture and sale of electronic materials, display materials, electric insulation materials and applied industrial structure materials, and purchase and sale of related products
Other Businesses	Management of golf training courses, and purchase and sale of sports and recreation equipment

3. Among assets, the amount of all companies, which have been included in the extinction or items of all the companies was ¥1,747,490 thousand. Major items among them are long-term investment funds (investment securities) and assets pertinent to the administrative department, etc., of the filing company.

[Segment Information by Location]

In the previous consolidated FY and current consolidated FY, there is no pertinent matter as there is no consolidated subsidiary and overseas office, which is located in countries or areas other than Japan.

[Overseas Sales]

Previous Consolidated Fiscal Year (From April 1, 2003 to March 31, 2004)

	Asia	North America	Other regions	Total
I. Overseas Sales (thousand yen)	14,156,998	5,831,697	668,065	20,656,761
II. Consolidated Sales (thousand yen)	–	–	–	48,629,342
III. Proportion of Overseas Sales to Consolidated Sales (%)	29.1	12.0	1.4	42.5

Current Consolidated Fiscal Year (From April 1, 2004 to March 31, 2005)

	North America	Asia	Other regions	Total
I. Overseas Sales (thousand yen)	18,932,653	6,726,325	1,253,820	26,912,799
II. Consolidated Sales (thousand yen)	–	–	–	57,552,139
III. Proportion of Overseas Sales to Consolidated Sales (%)	32.9	11.7	2.2	46.8

(Note) 1. The regions are classified by geographical proximity.

2. The respective regions are composed of the following countries.

North America: USA and Canada

Asia: Korea, China, Taiwan, Malaysia, etc.

3. Overseas sales are the sales of the submitting Company for countries or areas other than Japan (including indirect exports).

(2) Tax Effect Accounting

1. Breakdown of Accrual of Deferred taxable assets and Deferred taxable liabilities according to major causes

	Previous Consolidated Fiscal Year (as of March 31, 2004)	Current Consolidated Fiscal Year (as of March 31, 2005)
	(thousand yen)	(thousand yen)
Deferred Taxable Assets (current)		
Excess of maximum deductible amount from reserve for bonuses	749,177	424,152
Denial of accrued corporate enterprise tax	204,852	129,745
Others	125,960	88,606
	1,079,990	642,504
Deferred Taxable Liabilities (current)		
Excess of maximum deductible amount from reserve for retirement benefits	–	Δ74,911
Reserve for special depreciation	Δ1,307	Δ1,307
Others	Δ317	Δ142
	Δ1,625	Δ76,361
Net of Deferred Taxable Assets (liabilities)	1,078,364	566,142
Deferred Taxable Assets (fixed)		
Tax losses brought forward	138,579	134,669
Denial of valuation loss from write-down of securities	161,540	162,120
Denial of transfer to reserve for officer retirement bonuses	55,328	56,671
Excess of maximum deductible amount from reserve for retirement benefits	58,812	11,399
Others	69,593	54,133
Valuation reserve	Δ29,527	Δ69,483
	454,326	349,510
Deferred Taxable Liabilities (fixed)		
Valuation difference on other securities	Δ376,163	Δ417,806
Reserve for special depreciation	Δ2,997	Δ1,690
Reserve for special account of advanced depreciation of fixed assets	–	Δ27,951
Others	Δ1,156	Δ2,974
	Δ380,317	Δ450,423
Net of Deferred Taxable Assets (Liabilities)	74,008	Δ100,912

(3) Securities

1. Other securities for which market value is available:

Type	Previous Consolidated Fiscal Year (as of March 31, 2004)			Current Consolidated Fiscal Year (as of March 31, 2005)		
	Acquisition cost (thousand yen)	Appropriated amount in consolidated balance sheet (thousand yen)	Difference (thousand yen)	Acquisition cost (thousand yen)	Appropriated amount in consolidated balance sheet (thousand yen)	Difference (thousand yen)
Where the appropriated amount in consolidated balance sheet exceeds the acquisition cost						
Stocks	904,070	1,884,068	979,998	739,068	1,817,398	1,078,329
Bonds						
National and local bonds, etc.	–	–	–	–	–	–
Corporate bonds	–	–	–	–	–	–
Others	–	–	–	–	–	–
Others	–	–	–	–	–	–
Subtotal	904,070	1,884,068	979,998	739,068	1,817,398	1,078,329
Where the appropriated amount in the consolidated balance sheet does not exceed the acquisition cost						
Stocks	35,993	29,542	Δ6,450	37,452	29,252	Δ8,200
Bonds						
National and local bonds, etc.	–	–	–	–	–	–
Corporate bonds	–	–	–	–	–	–
Others	–	–	–	–	–	–
Others	279,036	262,515	Δ16,521	435,503	427,758	Δ7,744
Subtotal	315,030	292,058	Δ22,971	472,956	457,011	Δ15,945
Total	1,219,100	2,176,127	957,026	1,212,024	2,274,409	1,062,384

2. Other securities sold during the previous consolidated fiscal year and current consolidated fiscal year:

Previous Consolidated Fiscal Year (From April 1, 2003 to March 31, 2004)			Current Consolidated Fiscal Year (From April 1, 2004 to March 31, 2005)		
Sale value (thousand yen)	Total profit on sale (thousand yen)	Total loss on sale (thousand yen)	Sale value (thousand yen)	Total profit on sale (thousand yen)	Total loss on sale (thousand yen)
268,770	93,896	1,289	225,783	40,708	–

3. Details of securities for which market value is not available:

Type	Previous Consolidated Fiscal Year (as of March 31, 2004)	Current Consolidated Fiscal Year (as of March 31, 2005)
	Appropriated amount in consolidated balance sheet (thousand yen)	Appropriated amount in consolidated balance sheet (thousand yen)
(1) Other Securities		
MMF	160,652	–
Unlisted stocks (Excluding OTC stocks)	415,829	254,911
Foreign investment securities	166,990	96,651

(4) Retirement Benefits

1. Summary of Retirement Benefits Scheme adopted

Our Group has established qualified retirement pension plan and retirement lump-sum payment scheme. The filing company has transferred to the qualified retirement pension plan from the 33rd term (April Term of 1981), part of severance pay (equivalent to 50%), and from the 42nd term (March Term of 1990), total amount of severance pay.

2. Retirement Benefit Liabilities and Breakdown

	Previous Consolidated Fiscal Year (as of March 31, 2004)	Current Consolidated Fiscal Year (as of March 31, 2005)
	(thousand yen)	(thousand yen)
(1) Retirement benefit liabilities	Δ3,506,302	Δ3,792,857
(2) Pension assets	3,099,635	3,809,358
(3) Unappropriated retirement benefit liabilities (1) + (2)	Δ406,666	16,501
(4) Cost of amortization of difference resulting from change in accounting standards	–	–
(5) Unrecognized mathematical calculation difference	252,051	113,934
(6) Unrecognized past employment liabilities (reduction of liabilities)	–	–
(7) Net of appropriated amount in consolidated balance sheet (3) + (4) + (5) + (6)	Δ154,614	130,435
(8) Prepaid pension expenses	–	166,659
(9) Reserve for retirement benefits (7) – (8)	Δ154,614	Δ36,223

(Note) Certain subsidiaries have adopted simplified method in calculation of retirement benefit liabilities.

3. Breakdown of Retirement Allowance Costs

	Previous Consolidated Fiscal Year (From April 1, 2003 to March 31, 2004)	Current Consolidated Fiscal Year (From April 1, 2004 to March 31, 2005)
	(thousand yen)	(thousand yen)
Retirement allowance costs	454,681	369,893
(1) Employment costs	169,082	176,291
(2) Interest costs	84,351	86,066
(3) Expected operation gains (subtraction)	Δ22,436	Δ30,996
(4) Cost of amortization of difference resulting from change in accounting standards	–	–
(5) Cost of amortization of mathematical calculation difference	223,683	138,531

(Note) Retirement allowance costs of the consolidated subsidiaries that have adopted the simplified method have been appropriated in "(1) Employment costs."

4. Underlying Substantial Matters for Calculation of Retirement Benefit Liabilities, etc.

	Previous Consolidated Fiscal Year (as of March 31, 2004)	Current Consolidated Fiscal Year (as of March 31, 2005)
(1) Discount rate (%)	2.50	2.00
(2) Expected operation gains rate (%)	1.00	Same as on the left.
(3) Periodic allocation method of expected amount of retirement benefits	Fixed amount standard for the period	Same as on the left.
(4) Years of amortization of past employment liabilities (years)	–	–
(5) Years of amortization of mathematical calculation difference (years)	5	Same as on the left.
(6) Years of amortization of difference resulting from change in accounting standards (years)	–	–

Significant Subsequent Events

At the meeting of board of directors held on February 17, 2005, resolution of stock split (free issue) was adopted.

(1) Stock Split (free issue)

Number of shares increasing by the stock split: Common stocks: 3,312,548 shares

Method of Split: Stock split will be carried out as of May 20, 2005 for shares held by the shareholders recorded in the list of shareholders and the list of actual shareholders as of March 31, 2005 at a ratio of 1 share to 1.1 shares. Fractional shares of less than one share arising from the split, however, were sold en bloc, and disposal funds were distributed according to fractions to shareholders whose shares generated fractions.

Initial Date of Reckoning of Dividend: April 1, 2005

Information per share in the current business year in the case of assuming that a stock split was made at the beginning of the year.

Amount of net asset per share	1,614.44 yen
Net profit per share	197.05 yen
Fully diluted net profit per share	195.66 yen

April 26, 2005

Fiscal Year Ending March 31, 2005

Summary of Individual Financial Statements

Name of Listed Company: Arisawa Manufacturing Co., Ltd.

Listed on the 1st Section of Tokyo Stock Exchange

Code No.: 5208

(URL http://www.arisawa.co.jp/)

Prefecture where Head Office is located: Niigata Prefecture

Representative: President and CEO: Sanji Arisawa

Contact Person: Operating Officer: Tetsuro Iizuka TEL: (025) 524-7101

Date of Board of Directors Meeting for Closing: April 26, 2005

Existence of interim dividend plan: Yes

Date of Annual General Meeting of Shareholders: June 29, 2005

Adoption of group share plan: Yes (1 group: 100 shares)

1. Consolidated Results for Fiscal Year Ending March 31, 2005 (From April 1, 2004 to March 31, 2005)

(1) Operating Results

(Note) Indicated by rounding off an amount less than 1 million yen

	Sales		Operating profit		Ordinary profit	
	(million yen)	%	(million yen)	%	(million yen)	%
Fiscal Year Ending March 31, 2005	54,149	19.6	9,072	30.0	9,658	33.2
Fiscal Year Ending March 31, 2004	45,267	30.8	6,980	59.3	7,252	59.3

	Current net profit		Current net profit per share	Fully diluted current net profit per share	ROE	Ordinary profit ratio of gross capital	Ordinary profit ratio of sales
	(million yen)	%	(Yen, Sen)	(Yen, Sen)	%	%	%
Fiscal Year Ending March 31, 2005	6,003	40.6	182.11	180.70	18.6	19.8	17.8
Fiscal Year Ending March 31, 2004	4,271	73.0	143.73	142.58	15.6	16.9	16.0

(Note) 1) Average number of shares during the accounting period: Fiscal Year Ending March 31, 2005: 32,967,858 shares
Fiscal Year Ending March 31, 2004: 29,716,442 shares

2) Change in accounting method: None

3) Indication of percentage of sales, operating profit, ordinary profit and current net profit shows the rate of increase or decrease against the previous year.

(2) Dividend Status

	Annual dividend per share			Total dividends (annual)	Dividend ration	Ratio of dividends to shareholders' equity
		Interim of the term	End of the term			
	(Yen, Sen)	(Yen, Sen)	(Yen, Sen)	(million yen)	(%)	(%)
Fiscal Year Ending March 31, 2005	59.00	0.00	59.00	1,952	32.5	5.6
Fiscal Year Ending March 31, 2004	43.00	0.00	43.00	1,284	30.1	4.3

(3) Financial Conditions

	Total assets	Shareholder equity	Equity ratio	Shareholder equity per share
	(million yen)	(million yen)	%	(Yen, Sen)
Fiscal Year Ending March 31, 2005	50,937	34,796	68.3	1,051.65
Fiscal Year Ending March 31, 2004	46,744	29,636	63.4	991.84

(Note) 1) Number of outstanding shares at the end of period: Fiscal Year Ending March 31, 2005: 33,087,776 shares
Fiscal Year Ending March 31, 2004: 29,880,543 shares

2) Number of treasury stocks at the end of period: Fiscal Year Ending March 31, 2005: 37,705 shares
Fiscal Year Ending March 31, 2004: 22,622 shares

2. Expected Business Results for Fiscal Year Ending March 31, 2006
(From April 1, 2005 to March 31, 2006)

	Sales amount	Ordinary profit	Current net profit	Annual dividend per share		
				Interim of the term	End of the term	
	(million yen)	(million yen)	(million yen)	(Yen, Sen)	(Yen, Sen)	(Yen, Sen)
Interim Term	24,500	3,800	2,300	0.00	–	–
Full year	54,500	9,000	5,400	–	59.00	59.00

(Reference) Expected current net profit per share (Full year) 148 yen 37 sen

(Note) Calculated based on the predicted number of shares of 36,396,553 after a stock split.

* The above projections were made based on available information as of the date of announcement, while future results may differ due to various factors.

2. Financial Statement

(1) Balance Sheet

Item	56th Term (As of March 31, 2004) Amount (Thousands of yen)		Com-position ratio (%)	57th Term (As of March 31, 2005) Amount (Thousands of yen)		Com-position ratio (%)
(Asset)						
I. Current Assets						
1. Cash and deposits		8,977,767			7,504,157	
2. Trade notes receivable		1,487,385			1,257,926	
3. Accounts receivable		8,550,244			10,123,250	
4. Securities		160,652			—	
5. Finished goods and merchandise		13,003			11,790	
6. Semi-finished goods		1,783,746			2,582,362	
7. Raw materials		978,138			1,593,680	
8. Work-in-progress		1,372,217			1,797,419	
9. Stores		18,782			16,165	
10. Prepaid expenses		26,269			199,400	
11. Deferred taxable assets		939,992			470,895	
12. Loans to the affiliates		941,966			972,966	
13. Receivables		78,238			129,726	
14. Others		38,609			84,514	
Allowance for doubtful accounts		Δ10,927			Δ13,011	
Total Current Assets		25,356,086	54.3		26,731,244	52.5
II. Fixed Assets						
1. Tangible fixed assets						
(1) Buildings	10,340,789			12,085,436		
Accumulated depreciation	5,036,257	5,304,532		5,481,514	6,603,922	
(2) Structures	794,127			928,719		
Accumulated depreciation	523,087	271,039		575,546	353,172	
(3) Machinery and equipment	17,055,296			19,716,925		
Accumulated depreciation	10,955,299	6,099,997		12,738,032	6,978,893	
(4) Vehicles and delivery equipment	111,778			148,112		
Accumulated depreciation	88,976	22,802		104,889	43,223	
(5) Tools and fixtures	1,167,772			1,249,103		
Accumulated depreciation	963,455	204,317		1,027,602	221,501	
(6) Land		1,407,391			1,390,662	
(7) Construction in progress		2,502,952			2,038,513	
Total Tangible Fixed Assets		15,813,033	(33.8)		17,629,888	(34.6)

Item	56th Term (As of March 31, 2004) Amount (Thousands of yen)		56th Term Composition ratio (%)	57th Term (As of March 31, 2005) Amount (Thousands of yen)		57th Term Composition ratio (%)
2. Intangible Fixed Assets						
(1) Telephones subscription rights		9,283			9,283	
(2) Facilities utilization rights		1,733			1,238	
(3) Patent license		137,230			107,085	
(4) Software		309			1,816	
(5) Others		1,091			641	
Total Intangible Fixed Assets		149,648	(0.3)		120,065	(0.2)
3. Investments and Other Assets						
(1) Investment securities		2,643,924			2,509,382	
(2) Securities of affiliates		1,935,983			2,982,904	
(3) Contributions		515			204	
(4) Contributions to affiliates		15,840			16,290	
(5) Long-term loans		37,813			268,444	
(6) Long-term loans to employees		19,510			5,006	
(7) Long-term loans to affiliates		634,440			445,320	
(8) Long-term prepaid expenses		20,092			120,165	
(9) Investment real estate		5,154			5,154	
(10) Others		131,713			116,828	
Allowance for doubtful accounts		Δ19,741			Δ13,137	
Total Investment and other Assets		5,425,245	(11.6)		6,456,564	(12.7)
Total Fixed Assets		21,387,927	45.7		24,206,517	47.5
Total Assets		46,744,014	100.0		50,937,762	100.0

Item	56th Term (As of March 31, 2004) Amount (Thousands of yen)		Composition ratio (%)	57th Term (As of March 31, 2005) Amount (Thousands of yen)		Composition ratio (%)
(Liabilities)						
I. Current Liabilities						
1. Trade notes payable		4,474,039			5,169,589	
2. Accounts payable		5,051,880			5,296,351	
3. Short-term loans payable		190,000			190,000	
4. Accruals		1,211,826			1,006,867	
5. Accrued expenses		263,364			213,424	
6. Income taxes payable		2,112,387			1,666,107	
7. Cash deposited		32,389			43,840	
8. Reserve for bonus		1,612,263			893,657	
9. Deposit received from employees		390,904			–	
10. Equipment notes payable		1,410,457			1,175,249	
11. Others		13,893			32,225	
Total Current Liabilities		16,763,407	35.9		15,687,314	30.8
II. Fixed Liabilities						
1. Deferred taxable liabilities		83,919			205,056	
2. Reserve for retirement allowance		109,176			–	
3. Reserve for officers' retirement bonus		136,816			–	
4. Others		13,938			248,597	
Total Fixed Liabilities		343,851	0.7		453,653	0.9
Total Liabilities		17,107,258	36.6		16,140,968	31.7
(Shareholders' Equity)						
I. Capital		6,802,636	14.6		7,023,219	13.8
II. Capital surplus						
1. Capital reserve	5,914,708			6,135,250		
Total capital surplus		5,914,708	12.7		6,135,250	12.0
III. Earned surplus						
1. Revenue reserve	748,262			748,262		
2. Voluntary reserve						
(1) Dividend reserve	171,600			171,600		
(2) Reserve for advanced depreciation of fixed assets	2,474			1,703		
(3) Reserve for special redemption	8,223			6,340		
(4) General reserve	10,830,000			12,530,000		
3. Unappropriated retained earnings at the end of term	4,665,837			7,687,331		
Total earned surplus		16,426,398	35.1		21,145,237	41.5
V. Other securities appreciation differences		553,951	1.2		615,343	1.2
VI. Treasury Stock		Δ60,939	Δ0.2		Δ122,255	Δ0.2
Total Stockholder's Equity		29,636,755	63.4		34,796,794	68.3
Total Liabilities and Stockholder's Equity		46,744,014	100.0		50,937,762	100.0

(2) Profit and Loss Statement

Item	56th Term (From April 1, 2003 to March 31, 2004) Amount (Thousand of yen)		Ratio (%)	57th Term (From April 1, 2004 to March 31, 2005) Amount (Thousand of yen)		Ratio (%)
I. Sales						
1. Sales of finished goods and merchandise		45,267,009	100.0		54,149,104	100.0
II. Cost of Goods Sold						
1. Opening inventory of finished goods and merchandise	1,367,247			1,796,749		
2. Purchases for the term	3,393,466			3,002,878		
3. Cost of manufactured goods for the term	31,973,678			39,079,519		
Subtotal	36,734,391			43,879,147		
4. Transfer to other accounts	Δ40,770			Δ38,911		
5. Closing inventory of finished goods and merchandise	1,796,749	34,896,870	77.1	2,594,152	41,246,082	76.2
Gross Profit on Sales		10,370,138	22.9		12,903,021	23.8
III. Selling, Gen. & Adm. Expenses						
1. Freight and packaging cost	1,008,134			1,282,150		
2. Transfer to reserve for bad loans	6,805			–		
3. Officers' compensation	195,567			296,688		
4. Wage allowances	414,711			433,811		
5. Bonus	332,163			465,940		
6. Transfer to reserve for bonuses	347,603			185,255		
7. Transfer to reserve for Officers' Retirement Bonuses	17,580			3,320		
8. Transfer to allowance for retirement wage	72,111			52,616		
9. Depreciation expense	115,825			138,802		
10. Other expenses	878,731	3,389,235	7.5	972,186	3,830,771	7.1
Operating Income		6,980,902	15.4		9,072,250	16.7
IV. Non-operating Revenue						
1. Interest receivable	42,096			37,267		
2. Dividend receivable	224,246			310,593		
3. Rent income	388,988			362,046		
4. Others	167,803	823,134	1.8	189,024	898,931	1.7
V. Non-operating Expenses						
1. Interest expenses	3,042			1,739		
2. Rent expenses	280,240			235,665		
3. Exchange losses	98,778			–		
4. Compensation for defects	111,661			–		
5. Others	57,634	551,358	1.2	74,989	312,393	0.6
Ordinary Income		7,252,679	16.0		9,658,787	17.8

Item	56th Term (From April 1, 2003 to March 31, 2004) Amount (Thousand of yen)		Ratio (%)	57th Term (From April 1, 2004 to March 31, 2005) Amount (Thousand of yen)		Ratio (%)
VI. Extraordinary Profit						
1. Profit on sale of fixed assets	–			67,251		
2. Profit on sale of investment securities	155,490			40,708		
3. Others	176	155,666	0.3	33,969	141,929	0.3
VII. Extraordinary Loss						
1. Investment valuable securities appraisal loss	303,375			–		
2. Golf-course-membership depreciation loss	–			10,310		
3. Loss on retirement of fixed assets	–			3,721		
4. Others	33,601	336,977	0.7	1,433	15,465	0.0
Income before taxes		7,071,368	15.6		9,785,252	18.1
Income taxes, inhabitant taxes and business taxes payable	3,309,000			3,233,000		
Adjustment of Income tax, etc.	Δ508,801	2,800,198	6.2	548,549	3,781,549	7.0
Net income for current term		4,271,170	9.4		6,003,702	11.1
Profit brought forward from the previous term		679,390			1,683,628	
Assumed unappropriated losses by merger		Δ284,722			–	
Unappropriated regained earnings at the end of term		4,665,837			7,687,331	

Statement of Cost of Manufactured Goods

Item	56th Term (From April 1, 2003 to March 31, 2004) Amount (Thousand of yen)		Ratio (%)	57th Term (From April 1, 2004 to March 31, 2005) Amount (Thousand of yen)		Ratio (%)
I. Materials costs		20,829,509	64.4		26,246,491	66.4
II. Labour expenses		5,747,987	17.8		5,906,083	15.0
III. Expenses		5,744,823	17.8		7,352,145	18.6
(Expenses arising from outside manufactures included above)	(1,828,881)			(2,109,429)		
(Depreciation expenses included above)	(1,575,825)			(2,227,043)		
(Other expenses included above)	(2,340,116)			(3,015,672)		
Gross manufacturing expenses for the term		32,322,320	100.0		39,504,721	100.0
Opening inventory of work-in-progress		1,024,736			1,372,217	
Subtotal		33,347,056			40,876,938	
Transfer to other account		Δ1,160			–	
Closing inventory of work-in-progress		1,372,217			1,797,419	
Cost of Manufactured Goods for the current term		31,973,678			39,079,519	

Cost calculation method is according to pre-determined unit price for raw materials, and as for processing costs, this is in accordance with simple general cost calculation by product according to the allocation rate by unit, which has adjusted the results of the previous year. The difference from the actual cost has been proportionally adjusted at the end of the term into disbursed products during the term and products at end of term, half-finished products and the balance of work in progress.

(3) Statement of Profit Appropriations

	56th Term (Approval Date of Ordinary General Meeting of Shareholders: June 29, 2004)		57th Term	
Item	Amount (Thousands of yen)		Amount (Thousands of yen)	
I. Unappropriated retained earnings		4,665,837		7,687,331
II. Deduction in voluntary reserves				
1. Deduction in reserve for advanced depreciation of fixed assets	771		17	
2. Deduction in reserve for special redemption	1,883	2,654	1,925	1,943
Total		4,668,491		7,689,274
III. Appropriated amount				
1. Dividends	1,284,863		1,952,178	
2. Retained earnings				
(1) Reserve for advanced depreciation of fixed assets	–		2,923	
(2) Reserve for special account of advanced depreciation of fixed assets	–		41,166	
(3) General reserve	1,700,000	2,984,863	3,600,000	5,596,269
IV. Profit carried forward to the next term		1,683,628		2,093,005

*1 Dividend per share is ¥43 for the 56th and ¥59 for the 57th term.

Significant Accounting Policy

(1) Valuation Standards and Valuation Method of Securities:

Stocks of subsidiaries and affiliates: Periodic average method at cost

Other securities:

* Securities for which market value is available:

Marked to market based on the market price, etc., of the closing date (valuation difference was treated by direct transfer by the capital method and cost of products sold has been calculated by the periodic average method)

* Securities for which market value is not available:

Valued by the periodic average method at cost

(2) Derivatives: Mark to market method

(3) Valuation Standards and Valuation Method of Inventories:

Products, commodities, semi-finished goods, and goods in process:

First in, first out method at cost

Raw materials and purchased supplies:

Periodic average method at cost

(4) Depreciation method of fixed assets:

Tangible fixed assets:

Fixed percentage method:

With respect to the buildings acquired after April 1, 1998 (excluding the annexed facilities of the buildings), fixed amount method has been applied. Major service life shall be as follows.

Building: 15 years - 31 years

Machinery/Equipment: 8 years - 9 years

Intangible fixed assets:

Fixed amount method:

With respect to software for internal use, the fixed amount method on the basis of service life (5 years) in-company has been applied.

(5) Treatment of deferred assets:

All expenses for new issuance of stock have been appropriated as costs at the time of expenditure.

(6) Appropriation Standards of Reserve:

Reserve for doubtful accounts:

In preparation for losses from credit loss, we have appropriated an uncollectible amount at an actual bad debt ratio for general credits, and by considering possible individual collectibility as for special credits such as doubtful loans.

Reserve for bonuses:

In preparation for bonuses to be paid to employees, we have appropriated an amount for the current accounting period based on the estimated amount of payment.

Reserve for retirement benefits:

In preparation for the payment of retirement benefits to employees, it has been appropriated based on the estimated amount of retirement benefit liabilities and pension assets at end of the current accounting period.

Mathematical calculation differences are treated from the following business year of each accrual by amortizing the amount prorated in accordance with the fixed amount method for the fixed period of five (5) years within the average remaining employment years of employees at the time of accrual in each business year.

Reserve for officer retirement bonuses:

In order to prepare for the payment of officer retirement bonuses at the time of retirement of officers, we have appropriated provisions for retirement bonuses under the bylaws, however the officer retirement bonus scheme was abolished in June 2004 by a resolution adopted at the 56th ordinary general meeting of shareholders.

With respect to officer retirement bonuses for the term until June 2004, bonuses will be paid at the time of retirement of each officer and these are stated in "Others" of fixed liabilities.

(7) Treatment of Lease Transactions:

Finance lease transactions other than those for which ownership is deemed fully transferred to the lessee are treated pursuant to accounting standards in the manner as applied to ordinary lease transactions.

(8) Accounting treatment of consumption tax, etc.:

Accounting treatment of consumption tax adopts pretax method.

Explanatory Notes on Financial Statements

		(Previous Term)	(Current)
(1)	Assets Pledged as Collateral:	5,350,444 thousand yen	4,648,245 thousand yen
(2)	Assets and Liabilities to Affiliates:		
	Notes receivable	262,778 thousand yen	297,782 thousand yen
	Accounts receivable	85,745 thousand yen	84,943 thousand yen
	Notes payable	467,396 thousand yen	339,710 thousand yen
	Accounts payable	334,077 thousand yen	276,327 thousand yen
(3)	Guaranteed Liabilities:	56,561 thousand yen	14,882 thousand yen

(Note) Out of which, ¥34,000 thousand for the previous period is a guarantee by Nippon Kayaku Co., Ltd. and other two companies.

(4) Transactions with Affiliates:

Major Items and Amount

	(Previous Term)	(Current)
Rental rate from affiliates	358,234 thousand yen	331,497 thousand yen
Dividends received from affiliated companies	180,792 thousand yen	269,823 thousand yen

Increase in Number of Outstanding Shares

(1) Stock Split (Free Issue)

As of May 20, 2004, the Company carried out a stock split of the shares held by the shareholders recorded in the list of shareholders and the list of actual shareholders as of March 31, 2004 at a ratio of 1 share to 1.1 shares. Fractional shares of less than one share arising from the split, however, were sold en bloc, and disposal funds were distributed according to fractions to shareholders whose shares generated fractions. The increase in the number of outstanding shares as a result of the split was 2,990,316 shares.

(2) Exercise of preemptive rights under the former Commercial Code, Article 280-19, paragraph 1 and the right to subscribe for new shares (stock option) under the Commercial Code, Article 280-20 and Article 280-21.

Number of shares issued	232,000	shares
Issue price	441,123	thousand yen
Capitalization amount	220,582	thousand yen

Significant Subsequent Events

At the meeting of board of directors held on February 17, 2005, resolution of stock split (free issue) was adopted.

(1) Stock Split (free issue)

Number of shares increasing by the stock split: Common stocks: 3,312,315486 shares

Method of Split: Stock split will be carried out as of May 20, 2005 for shares held by the shareholders recorded in the list of shareholders and the list of actual shareholders as of March 31, 2005 at a ratio of 1 share to 1.1 shares. Fractional shares of less than one share arising from the split, however, were sold en bloc, and disposal funds were distributed according to fractions to shareholders whose shares generated fractions.

Initial Date of Reckoning of Dividend: April 1, 2005

Information per share in the current business year in the case of assuming that a stock split was made at the beginning of the year.

Amount of net asset per share	956.04 yen
Net profit per share	165.49 yen
Fully diluted net profit per share	164.33 yen

Securities

Stocks of Subsidiaries and Affiliated Companies having Market Value

	56th Term (as of March 31, 2004)			57th Term (as of March 31, 2005)		
	Appropriated amount in Balance Sheet (thousand yen)	Market value (thousand yen)	Difference (thousand yen)	Appropriated amount in Balance Sheet (thousand yen)	Market value (thousand yen)	Difference (thousand yen)
Stocks of Affiliated Companies	443,033	2,319,840	1,876,806	1,308,954	2,325,623	1,016,668

Tax Effect Accounting

1. Breakdown of Accrual of Deferred taxable assets and Deferred taxable liabilities according to major causes

	56th Term (as of March 31, 2004)	57th Term (as of March 31, 2005)
	(thousand yen)	(thousand yen)
Deferred Taxable Assets (current)		
Excess of maximum deductible amount from reserve for bonuses	651,999	361,395
Denial of accrued corporate enterprise tax	189,059	120,164
Others	100,558	65,698
	941,617	547,257
Deferred Taxable Liabilities (current)		
Reserve for special depreciation	Δ1,307	Δ1,307
Reserve for retirement benefits	–	Δ74,911
Others	Δ317	Δ142
	Δ1,625	Δ76,361
Net of Deferred Taxable Assets	939,992	470,895
Deferred Taxable Assets (fixed)		
Denial of valuation loss from write-down of securities	159,760	160,340
Denial of transfer to reserve for officer retirement bonuses	55,328	56,671
Excess of maximum deductible amount from reserve for retirement benefits	44,151	–
Others	37,115	28,353
	296,356	245,365
Deferred Taxable Liabilities (fixed)		
Valuation difference on other securities	Δ376,121	Δ417,805
Others	Δ4,154	Δ32,616
	Δ380,275	Δ450,421
Net of Deferred Taxable Liabilities	Δ83,919	Δ205,056

(2) Changes in Officers

TBD